January 18, 2012

Via E-mail

Chen Tseng Chih Ying

Principal Executive Officer,

San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road Longtan Township, Taoyuan County 325 Taiwan (R.O.C.)

Re: San Lotus Holding Inc.

Amendment No. 4 to Registration Statement on Form S-1 Filed January 3, 2012

File No. 333-176694

Dear Mr. Hsing:

We have reviewed your responses to the comments in our letter dated November 28, 2011 and have the following additional comments.

Registration Statement Cover Page

1.

We note your response to our prior comment 3 and reissue in part. Please move the Commission legend from the registration statement cover page to your prospectus cover page, which should not be numbered iii since it is the first page of the prospectus.

Response revised

Prospectus Summary, page 2 Overview, page 2

2.

Refer to the sixth paragraph of this section. Please revise to correct the apparent contradiction between the statement that Mr. Chen “will” pay any additional costs with the statement that there is no guarantee that there will be a loan. If there is a binding obligation by him to fund your losses and be paid back later, please so indicate. If not, please so state.

Response revised

3.

We note your response to our prior comment 11. Please revise your disclosure regarding your status as a shell company in your Prospectus Summary and Risk Factor sections by clarifying that all shareholders with restricted shares of your common stock will be subject to the limitations of using Rule 144 that are described in Rule 144(i) of the Securities Act with regard to the restricted shares.

Response revised

Risk Factors, page 6

4.

We note your response to our prior comment 13. We note your response to us that your auditor has not expressed substantial doubt “in his notes.” Please explain to us why you state on page 23 that “[y]our auditors have raised substantial doubt about our ability to continue as a going concern.”

Response: our error in this initial statement, our auditor never expressed any concern in his notes it

We will need government approval to operate travel agencies in the countries, page 7

5.

We note your response to our prior comment 15. Please revise to state whether you will have enough capital to meet the capital base requirements and statutory reserve after taking into account the costs of your business plan and costs of operations. Additionally please revise to state what the Taiwan legal requirements are for the qualification of management personnel. Please also discuss the extent to which members of your management meet these requirements.

Response Revised

We will need government approval to operate travel agencies in the countries where we have operations. For example, in Taiwan (Republic of China), we will need the approval of the Tourism Bureau under the Ministry of Transportation and Communications. Accordingly, we will have to comply with the relevant laws regulating our activities. At this time we have not yet taken any steps to seek government approval. There are a number of requirements by the laws of Taiwan in obtaining and maintaining a license to operate a travel agency. The more pertinent ones are 1) capital base requirements by type of travel agency 2) maintenance of statutory deposit/reserve by type of travel agency and number of branches and 3) qualification of management personnel, among others.   Our company has enough capital to meet the capital and statutory reserve requirements after taking into account the costs of our business plan and cost of operations.  As an example, to be a type B travel agency in Taiwan, the minimum capital requirement is equivalent to USD 100,000, with a required statutory reserve of USD 20,000 for the main office and USD 5,000 per branch office.

A summary of the legal requirements for the qualifications of management personnel are listed below.  Qualified persons are those who fulfill any one of the following requirements:

1.

College degree holder with minimum two years of being the principal officer in another travel agency.

2.

College degree holder with minimum three years of management experience in the travel industry.

3.

College degree holder with minimum four years of experience in travel industry of minimum six years of tour guide experience.

4.

Minimum ten years of experience in the travel industry

Both of our president and chief executive officer have college degrees and extensive experience in the travel industry (five years and fifteen years in management position, respectively), thus qualifying them for fulfilling the legal requirements in holding management positions.

Description of Business, page 17

6.

We note your response to our prior comment 17 and reissue. Please significantly revise this section to provide more detail and clarity in regards to all material aspects of your business plan. Revise to provide a factual description of your current state and the steps you believe are necessary to achieve your aspirations in terms of effort, cash and time. Explain how and when you expect to begin generating revenue. For example:

·

Disclose when you anticipate obtaining approval to operate as a travel agency in Taiwan or in any other countries and what challenges you anticipate in obtaining the necessary approvals; addressed in re-write

·

Disclose the steps you must take in order to be able to distribute travel insurance policies, including the costs of completing such steps; removed

·

Disclose the estimated costs of obtaining the lists that you intend to use to contact your target market of high-income individuals; addressed in re-write

·

Disclose the aggregate costs of all the publications you intend to receive in order to “be up to date on information;” removed

·

Disclose when you intend to employ more “qualified employees” and what you mean by “more qualified employees;” removed

·

disclose when you will attempt to expand to a target market beyond Taiwan, how you intend to expand your target market and the estimated cost of such expansion; addressed in re-write

·

Disclose the types of products you intend to distribute as a “wholesaler;” removed

Response you – we have re-written the entire “Description of Business” section

Business Development, page 18

7.

We note your response to our prior comment 19 and we reissue the comment. The fourth sentence of this section says you hope to have the company website operational within 60 days of the effectiveness of the registration statement. Since the registration statement is a selling shareholder registration statement, we do not understand why effectiveness is part of the timeline for executing your business plan. Please explain to us why it appears you have not been spending money to execute your business plan and are waiting until effectiveness to do this.

Response revised – this was also addressed in the re-write.

8.

We note your response to our prior comment 21. We note your disclosure regarding the “travel industry organizations” and “travel-related organization” on page 18, but it appears that you have only listed one, the CLIA. Please revise or advise.

Response revised – this was removed in the re-write.

9.

We note your response to our prior comment 23 and we reissue. Please revise to clarify what you mean by your disclosure that the “size of commission will also be determined in large part by the tour operators who will charge varying fees” by explaining the effect that the operator’s fees will have on your ability to charge commissions approximating 8-10% of the total package price.

Response  – this was also addressed in the re-write.

10.

We note your response to our prior comment 25. Please revise the second paragraph on the page following page 18 to clarify what fees and commissions are to be paid and who will pay them. Additionally revise to explain whether the $50 commission and the 10% fee will be charged to the customers or the tour operators.

Response  – this was also addressed in the re-write.

11.

In this regard please explain what your relationship with tour operators will be and what payments will be made. In doing so please explain what you mean by “in addition to the amount we receive from the tour operators” and quantify the amount. Additionally explain what you mean by the “commissions from travel operators to be determined at a later date” and “price (discount) we can get from the selected tour operator.”

Response  – this was also addressed in the re-write.

12.

We note your response to our prior comment 26 and reissue in part. Please reconcile your disclosure that the dollar amount of the trip or package would not be relevant to the amount you charge for designing and guiding trips with your disclosure in the first sentence following page 18 that “[your] planned services would be world-wide with commissions approximating 8-10% of total package price.” To the extent that you do not intend to charge a percentage of the cost of the trip, please revise to clarify how the “costs of designing trips will depend on the destination, air/land arrangements, local guides/services”

  Response    – this was also addressed in the re-write.

Competition, page 19

13.

We note your response to our prior comment 27. Please revise to discuss the specific competitive conditions in Taiwan rather than providing examples from the United States. For example we note reference to “American Express & the American Automobile Association (AAA).” To the extent that either of these are competitors in Taiwan please advise.

Response  – this was also addressed in the re-write.

Executive Compensation, page 24

14.

Please revise to provide disclosure as of the end of the fiscal year. We note that your fiscal year end is December 31.

Response revised

Financial statements for the period ended November 30, 2011  Report of Independent Registered Public Accounting Firm, page 1

15.

You state on page 23 that “your auditors have raised substantial doubt about our ability to continue as a going concern.” If your auditors have raised substantial doubt about your ability to continue as a going concern, please revise your filing to include an appropriate audit opinion. If such doubts were alleviated, disclosure of the principal conditions and events that initially caused your auditor to believe there was substantial doubt along with a discussion of the mitigating factors, including management’s plans, should be included in the notes to your financial statements.

Response  this was a mis-statement, our auditor had note expressed concern it was part of a “boiler plate error on our part when preparing the document

Signatures

16.

We note your response to our prior comment 32. Please revise the second half of the signature block to have it signed by a person or persons with the indicated capacities of principal executive officer, principal financial officer, and either controller or principal accounting officer. Additionally the second half of the signature block must be signed by at least a majority of your directors.

Response revised